EXHIBIT 99.1




msystems Contact:                            Investor Relations Contacts:
Elana Holzman                                Jeff Corbin / Lee Roth
Director of Investor Relations               KCSA
+972 (9) 764-5000                            +1 (212) 682-6300
elana.holzman@m-systems.com                  jcorbin@kcsa.com  /  lroth@kcsa.com
---------------------------                  ----------------     --------------

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


        msystems NAMES GURION MELTZER CHAIRMAN OF THE BOARD OF DIRECTORS
                                    - - - - -
                Ronen Faier Named Interim Chief Financial Officer



KFAR-SABA, ISRAEL, SEPTEMBER 6, 2006 - msystems(TM) (Nasdaq: FLSH), a leader in smart personal storage, today announced the following changes to its board of directors and senior management team:

     o Gurion Meltzer was appointed director and shall serve as the Chairman of the Board of Directors;

     o    Ronen Faier shall serve as interim Chief Financial Officer; and

     o    Ronit Maor shall serve as Chief Operating Officer.

     These changes, effective immediately, are pursuant to the recommendations of the special committee adopted by the Board of Directors, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 17, 2006. Dov Moran continues to serve as the Company's President and Chief Executive Officer and a member of the Board of Directors.

Gurion (Guri) Meltzer brings to msystems vast management experience. Mr. Meltzer currently serves on the board of directors of a number of companies, including ProSeed Venture Capital Fund and Medex Screen, in addition to providing management consulting services. Between 1995 and 1997, Mr. Meltzer served as active chairman of the board of directors of Bezeq Ltd., Israel's national telecommunications company. Prior to that, Mr. Meltzer served in various management and executive positions in leading Israeli companies, including, Tadiran Electronics Ltd., Koor Industries Ltd. and Telrad Ltd.. Mr. Meltzer also serves as the executive director of the International Marketing Program at the Recanatti Business School at the Tel Aviv University. He serves as the chairman of the board of trustees of the Jerusalem College of Technology, a member of the executive boards of Tel Aviv University, The Hebrew University in Jerusalem and the Weizmann Institute of Science, among other educational organizations.

     Ronen Faier joined msystems in 2004. During his tenure at msystems, Mr. Faier oversaw the tax and accounting aspects of the Company's M&A and investment activities, the Company's tax strategy, as well as its compliance with the requirements of section 404 of Sarbanes-Oxley Act of 2002. Prior to that, Mr.


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Faier served as a corporate controller in VocalTec Communications Ltd., which also traded on Nasdaq. A certified public accountant (Israel), Mr. Faier holds a B.A. in Economics and Accounting from the Hebrew University of Jerusalem and an MBA (with Honors) from Tel Aviv University.

         "I am very pleased to have Guri join us as Chairman of the Board and will do all to help him," said Dov Moran, President and Chief Executive Officer of msystems. "I look forward to Ronit serving in her new role as COO, where we can benefit from her extensive skill and experience. msystems always knew how to promote its employees side by side to adding new and experienced managers. I am happy we could promote Ronen to the task of interim CFO. While being with us for the past two years, Ronen proved his professionalism and leadership and I wish him a lot of success in his new position. I think he is particularly well suited to lead our finance team to what I hope will be our successful merger with SanDisk Corporation," Mr. Moran continued.


ABOUT MSYSTEMS

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

More information is available online at www.msystems.com. MSYSTEMS. MADE
SMARTER.

                                       ###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to: the effect of global economic conditions in general and conditions in msystems' industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in msystems' and its customers' inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on msystems' and its customers' products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for msystems' and its customers' products; and other risk factors detailed from time to time in msystems' filings with the Securities and Exchange Commission. msystems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to msystems' website above does not constitute incorporation of any of the information thereon into this press release.


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